Exhibit 99.1

Offtake Agreement

THIS OFFTAKE AGREEMENT (this “Agreement”) made and entered on January 1st, 2026 by and between

Beralt Tin and Wolfram (Portugal) S.A.

Barroca Grande

6225-051 Aldeia de São Francisco de Assis, Portugal

(“Seller”)

And

Sumitomo Electric Industries. Ltd.

[Redacted - Address]

(“Buyer”)

RECITALS

WHEREAS, the Seller desires to sell to the Buyer the Products (as hereinafter defined);

WHEREAS, the Buyer desires to purchase the Products.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter contained. Seller and Buyer agree as follows;

1.	Material/Product Specifications

The products sold under this Agreement shall mean the wolframite concentrate produced by the Seller at Panasqueira Mine in Covilha, Castelo Branco, Portugal (the “Mine”) for the purpose of selling to the Buyer (the “Products”).

Each FCL (Full Container Load) contains approximately [Redacted - Quantity and Quality], carried out at places of final destination, as designated by the Buyer and informed to the Buyer from time to time.

The Products shall contain following elements;

Elements	Guaranteed (%)

[Entire Table Redacted - Products and Quantity]

2.	Term of this Agreement:

From January 1st 2026 through December 31st 2026

3.	Quantity

Fixed Base and optional quantity

Shipping period Loading port: Sines, Portugal	Quantity	Unloading Port
January, 2026	[Entire Column Redacted - Quantity]	New York, US
February, 2026		New York, US
March, 2026		New York, US
April, 2026		New York, US
May, 2026		New York, US
June, 2026		New York, US
July, 2026		New York, US
August, 2026		New York, US
September, 2026		New York, US
October, 2026		New York, US
November, 2026		New York, US
December, 2026		New York, US

Base quantity shall be [Redacted-Quantity]MT in Total. The Seller shall make reasonable efforts to give the Buyer an option of [Redacted- Quantity] within the term of this Agreement.

And, as regarding unloading port, it will be New York or any port in EU with CIF as buyer’s request.

4.	Delivery

CIF New York Port in flexible container bag, each bag contains approximately [Redacted - Quantity] per container.

5.	Title

Title to the Products passes to the Buyer upon the delivery of the Products.

6.	Price

Average APT mean X [Redacted - Percent]% ([Redacted - Period]) USD/MTU WO3 CIF Unloading port

7.	Payment

Payment of the purchase price for the Products shall be made in [Redacted - Currency] by telegraphic transfer within [Redacted - Time Period].

The seller shall send invoice a few days before the bill of lading date by e-mail then send original invoice to the Buyer by air.

8.	Sampling and Analysis

The Seller and the Buyer acknowledge and agree as follows:

(a) if there is a difference between the analysis at the Mine by the Seller and the analysis at the final destination by the Buyer for tungsten trioxide content, the Buyer may appoint an independent surveyor (the “Independent Surveyor”) and conduct the analysis by the Independent Surveyor.

(b) if the difference between the analysis at the Mine by the Seller and the analysis by Independent Surveyor for tungsten trioxide content is more than [Redacted - Percent] %, the analysis result by Independent Surveyor is final and binding. The Seller and the Buyer shall calculate the price of products based on the Independent Surveyor’s analysis and settle the difference by telegraphic transfer. The cost of Independent Surveyor analysis must be borne by the Seller.

(c) if the difference between the analysis at the Mine by the Seller and the analysis by Independent Surveyor for tungsten trioxide content is less than [Redacted - Percent] %, the analysis result at the Mine by the Seller shall be final and binding. The cost of Independent Surveyor must be shared equally by the Seller and the Buyer.

9.	Termination

(a) Each of the following events shall be an Event of Default:

(i) either party is in breach of an obligation under this Agreement and has failed to remedy the breach within 7 days of receiving notice of the breach;

(ii) either party becomes insolvent, bankrupt, or makes a general assignment for the benefit of creditors, or goes into liquidation or receivership;

(iii) either party suspends or ceases, or threatens to suspend or cease, to carry on all or a material part of its business:

(b) If an Event of Default occurs, then during the period it subsists, the party in relation to which an Event of Default has not occurred may without prejudice to any other rights or remedies terminate this Agreement by notice in writing to the other party.

(c) The termination of this Agreement shall not affect the rights of a Party against the other Party in respect of any breach of this Agreement occurring prior to termination.

10.	Miscellaneous.

(a) Notices. All notices, requests and other communications hereunder must be in writing and will be deemed to have been duly given only if delivered personally or by facsimile transmission or internationally recognized delivery service, postage prepaid and return receipt requested, with next business day delivery guaranteed to the parties hereto at the following addresses or facsimile numbers:

If to the Seller, to:

Beralt Tin & Wolfram (Portugal) S.A.

Barroca Grande

6225-051 Aldeia de Sao Francisco de Assis

Portugal

Facsimile No.: [Redacted - Number]

e-mail: [Redacted - Email]

Attn: [Redacted - Name]

[Redacted - Title]

If to the Buyer to:

Sumitomo Electric Industries, Ltd.

[Redacted - Address]

Facsimile No.: [Redacted - Number]

Attn: [Redacted - Name]

[Redacted - Title]

All such notices, requests and other communications will (i) if delivered personally to the address as provided in this Section 10(a). be deemed given upon delivery, (ii) if delivered by facsimile transmission to the facsimile number as provided in this Section 10(a), be deemed given upon electronic confirmation of receipt, and (iii) if delivered by internationally recognized delivery service in the manner described above to the address as provided in this Section 10(a), be deemed given when receipted for (in each case regardless of whether such notice, request or other communication is received by any other person to whom a copy of such notice, request or other communication is to be delivered pursuant to this Section 10(a)). Any party from time to time may change its address, facsimile number or other information for the purpose of notices to that party by giving notice specifying such change to the other party. Notwithstanding the foregoing, service of process shall be made personally.

(b) Entire Agreement: Amendment Modification and Waiver. This Agreement, together with the attached Addendums and any separate nondisclosure agreements between Company and Distributor, constitute the entire agreement between the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, oral and written among the parties with respect to the subject matter hereof. No amendment, modification or waiver of the terms of this Agreement shall be binding on either party unless reduced to writing and signed by an authorized officer of the party to be bound and, in the case of a waiver, shall be effective only in the specific instance, and for the specific purpose for which given, and shall not be construed as a waiver of any subsequent breach. The failure of either party to enforce at any time or for any period of time any of the provisions of this Agreement shall not be construed as a waiver of such provisions or of the right of such party thereafter to enforce each and every such provision.

(c) Construction and Interpretation.

(i) Titles and headings to articles, sections and subsections herein are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

(ii) Whenever the context requires in this Agreement, the masculine pronoun shall include the feminine and the neuter, and the singular shall include the plural, and vice versa.

(iii) Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact following by those words or words of like import.

(iv) This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

(v) No course of dealing, usage of trade or course of performance shall supplement, explain or amend any term, condition or instruction of this Agreement, or any shipment of Products hereunder.

(d) Governing Law: Resolution of Dispute. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to its conflicts of law doctrine. All disputes arising out of or in connection with this Agreement shall be finally settled by arbitration held in New York, USA and conducted in the English language under the Rules of Arbitration of the International Chamber of Commerce by one arbitrator appointed in accordance with such rules.

(e) Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns and designees. Neither party may transfer, assign or delegate its rights or obligations under this Agreement or any portion thereof without the prior written consent of the other party. Any purported assignment in violation hereof shall be null and void.

(f) Counterparts. For convenience of the parties, this Agreement may be executed in one or more counterparts, each of which shall be deemed an original for all purposes. A facsimile or photocopied signature shall be deemed to be the functional equivalent of an original for all purposes.

(g) Severability. The invalidity or unenforceability of any provisions of this Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Agreement in such jurisdiction or the validity, legality or enforceability of any provision of this Agreement in any other jurisdiction, it being intended that all rights and obligations of the parties shall be enforceable to the fullest extent permitted by Law.

(h) Force Majeure. Neither party shall be responsible to the other party for nonperformance or delay in performance under this Agreement due to acts of God, civil commotion, war, riots, strikes, lockouts, severe weather, fires, explosions, transportation delays, governmental actions or other causes not foreseeable and beyond the control of such party (each, a “Force Majeure Event”), provided that the party so affected shall promptly notify the other party of such force majeure event by giving written notice to the other party stating the nature of the event, its anticipated duration, and any action being taken to avoid or minimize its effect, and shall continue to take all action reasonably within its power to comply herewith as fully as possible. Notwithstanding the foregoing, the parties acknowledge and agree that market fluctuations shall not be deemed a Force Majeure Event. Either party may terminate this Agreement by written notice to the other if the Force Majeure Event continues for more than [Redacted Time Period] within a calendar year.

IN WITNESS WHEREOF, and intending to be legally bound hereby, the Seller and the Buyer have caused this Agreement to be executed and delivered by their duly authorized officer as of the date first above written.

[Redacted Signature]	[Redacted Signature]

Beralt Tin and Wolfram (Portugal) S.A.	Sumitomo Electric Industries, Ltd.

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